Atlis Motor Vehicles



ANNUAL REPORT

7259 East Posada Avenue
Mesa, AZ 85212
(602)309-5425
www.atlismotorvehicles.com

This Annual Report is dated April 30, 2019.

BUSINESS

Atlis Motor Vehicles is a development and manufacturing company of plug in electric trucks and charging stations. Atlis Motor Vehicles will sell their products directly to customers through an online vehicle configuration and order portal. Vehicles will be built to order, no excess inventory will be maintained by Atlis Motor Vehicles. All vehicles can be purchased through a direct sale, or through a subscription program.

Previous Offerings

Between 3/16/2018 and 12/31/2018, we sold 2,231,583 [shares of common stock] in exchange for $_0.29 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results

Year End December 31, 2018

As of December 31, 2018, Atlis Motor Vehicles has not generated any revenues and do not anticipate doing so until we have completed the building and delivery of products, which we do not anticipate occurring until late 2020.

Revenue
Revenue for fiscal year 2018 was $0.

Cost of Sales
Cost of sales in 2018 was $0

Gross Margins
Gross margins in 2018 was $0.

Expenses
The company had expenses of $589,795.10.

Year End December 31, 2017

From January 1, 2017 to December 31, 2017, Atlis Motor Vehicles has not generated any revenues.

Revenue
Revenue for fiscal year 2017 was $0.

Cost of Sales
Cost of sales in 2017 was $0

Gross Margins
Gross margins in 2017 was $0.

Expenses
The company had expenses of $41,140. The Company's expenses for the year 2017 include legal, R&D, travel, and utility expenses.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of -$15,069.17 [The Company intends to raise additional funds through an equity financing.]

Debt

As of December 31, 2018, Atlis Motor Vehicles has $36,473.97 of debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Mark Hanchett – Chief Executive Officer, Founder, and Director

Greg Hassler – Vice President of Business Operations

Glenn Reese – Vice President of Business Development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Mark Hanchett	10,000,000 shares		_81__%

RELATED PARTY TRANSACTIONS

Casey Yontz – Issued 50,000 common stock shares of Atlis Motor Vehicles stock for services rendered in relation to Regulation CF Campaign management.

OUR SECURITIES

Our authorized capital stock consists of 17,857,143 shares of common stock, par value $0.29 per share. As of December 31, 2018, 12,363,808 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Atlis Motor Vehicles

By

Name: Mark Hanchett

Title: Chief Executive Officer

FINANCIAL STATEMENTS

Balance Sheet
As of December 31, 2018

	Jan - Dec 2017	Jan - Dec 2018
ASSETS		
Current Assets		
Bank Accounts		
1000 Atlis Motor Vehicles Business	609.00	-15,069.17
Total Bank Accounts	$ 609.00	-$ 15,069.17
Total Current Assets	$ 609.00	-$ 15,069.17
Fixed Assets		
1505 Tools, Fixtures, and Equipment		0.00
1506 T001 - AMV Prototype Battery Pack Development		-640.65
1508 T003 - XT Pickup Truck Prototype Development Tool Purchases		12,600.00
Total 1505 Tools, Fixtures, and Equipment	$ 0.00	$ 11,959.35
Total Fixed Assets	$ 0.00	$ 11,959.35
TOTAL ASSETS	$ 609.00	-$ 3,109.82
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
2100 Payroll Liabilities		0.00
2101 Federal Taxes (941/944)		36,247.26
2102 AZ Income Tax		1,182.52
2103 AZ Unemployment Tax		0.00
2104 Federal Unemployment (940)		210.00
2105 ME Income Tax		1,818.00
2106 PA Income Tax		1,036.16
2107 PA Local Tax		337.50
Total 2100 Payroll Liabilities	$ 0.00	$ 40,831.44
2190 Direct Deposit Payable		0.00
2201 Loan-Mark Hanchett	33,000.00	654.10
2205 Kabbage Loan		35,819.87
Total Other Current Liabilities	$ 33,000.00	$ 77,305.41
Total Current Liabilities	$ 33,000.00	$ 77,305.41
Long-Term Liabilities		
2301 Capital Premium Financing		-781.27
Total Long-Term Liabilities	$ 0.00	-$ 781.27

Total Liabilities		$	33,000.00	$	76,524.14
Equity					
3000 Opening Balance Equity			0.00		1,257.00
3010 Common Stock					0.00
3012 Private Investments			10,000.00		6,995.38
3013 Startengine.com Reg CF Investments					544,648.21
Total 3010 Common Stock		$	10,000.00	$	551,643.59
3500 Retained Earnings					-41,140.00
Common Stock Issued (deleted)			0.00		0.00
Common Stock Shares created (deleted)			0.00		0.00
Total Common Stock Issued (deleted)		$	0.00	$	0.00
Shareholder Draw					-38,137.30
Net Income			-41,140.00		-589,817.42
Total Equity		-$	31,140.00	-$	116,194.13
TOTAL LIABILITIES AND EQUITY		$	1,860.00	-$	39,669.99

Profit and Loss
January 2017 - December 2018

	Jan - Dec 2017		Jan - Dec 2018	
Income				
Total Income				
Cost of Goods Sold				
Fuel				95.00
Total Cost of Goods Sold	$	0.00	$	95.00
Gross Profit	$	0.00	-$	95.00
Expenses				
6000 Expenses				
6005 Dues & Subscriptions				
6010 Licenses/Biz Fees		5,795.00		2,996.00
6012 Patents and Trademarks Fees				435.00
6013 Start Engine Regulation CF Legal Fees				2,000.00
Total 6010 Licenses/Biz Fees	$	5,795.00	$	5,431.00
Total 6005 Dues & Subscriptions	$	5,795.00	$	5,431.00
6025 Utilities		3,919.00		312.75
6030 Insurance				
6031 Insurance - General Liability				682.52
Total 6030 Insurance	$	0.00	$	682.52
6035 Professional Fees				5,864.04
6037 Accounting Fees (CPA)				500.00

6038 Professional Subcontractors			65,460.61
Total 6035 Professional Fees	$	0.00	$	71,824.65
6100 Office Supplies	2,011.00		2,870.23
6115 Software			11,619.28
6120 Office Equipment (Furniture)			436.66
6125 Employee Hiring Expenses			1,125.00
6126 Staff Appreciation			65.86
6150 Meals			253.29
6160 Travel	5,380.00		5,178.01
6200 Advertising			43.44
6205 Printed Materials			10.57
6210 Website			1,904.76
6215 Social Media/Web Advertising	3,906.00		145,809.55
6220 Video Development Fees			1,086.00
6225 Promo/Events			576.94
6230 Uniforms			83.61
6235 Sponsored Articles			1,699.00
Total 6200 Advertising	$	3,906.00	$	151,213.87
6300 Payroll Expenses			
6305 Wages			202,550.00
6350 ER Taxes			14,201.88
6370 Payroll Fees			361.45
Total 6300 Payroll Expenses	$	0.00	$	217,113.33
6400 R&D Expenses			4,384.05
6405 Engineering Software Tools			
6410 EvGo Subscription			48.44
6415 R&D Consumable Supplies & Materials			139.05
6420 RD001 - Battery Pack Development	20,130.00		53,472.10
6425 RD002 - XP Platform Development			30,373.53
6435 Purchases			17,988.68
Total 6400 R&D Expenses	$	20,130.00	$	106,405.85
6700 Bank Charges			901.80
6710 International Wire Transfer Fees			922.50
6715 Payment Wire Transfer Fees			640.00
Total 6700 Bank Charges	$	0.00	$	2,464.30
6815 Uncategorized Expense			12,703.50
Total 6000 Expenses	$	41,141.00	$	589,700.10
Total Expenses	$	41,141.00	$	589,700.10
Net Operating Income	-$	41,141.00	-$	589,795.10
Other Expenses			
8000 Other Expense			
8020 Reconciliation Discrepancies			22.32

Total 8000 Other Expense	$	0.00	$	22.32
Total Other Expenses	$	0.00	$	22.32
Net Other Income	$	0.00	-$	22.32
Net Income	-$	41,141.00	-$	589,817.42

Statement of Cash Flows

January 2017 - December 2018

	Jan - Dec 2017	Jan - Dec 2018
OPERATING ACTIVITIES		
Net Income	-41,141.00	-589,817.42
Adjustments to reconcile Net Income to Net Cash provided by operations:		
2101 Payroll Liabilities:Federal Taxes (941/944)		36,247.26
2102 Payroll Liabilities:AZ Income Tax		1,182.52
2103 Payroll Liabilities:AZ Unemployment Tax		0.00
2104 Payroll Liabilities:Federal Unemployment (940)		210.00
2105 Payroll Liabilities:ME Income Tax		1,818.00
2106 Payroll Liabilities:PA Income Tax		1,036.16
2107 Payroll Liabilities:PA Local Tax		337.50
2190 Direct Deposit Payable		0.00
2201 Loan-Mark Hanchett	33,000.00	-5,425.73
2205 Kabbage Loan		35,819.87
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 33,000.00	$ 71,225.58
Net cash provided by operating activities	-$ 8,141.00	-$ 518,591.84
INVESTING ACTIVITIES		
1506 Tools, Fixtures, and Equipment:T001 - AMV Prototype Battery Pack Development		640.65
1508 Tools, Fixtures, and Equipment:T003 - XT Pickup Truck Prototype Development Tool Purchases		-12,600.00
Net cash provided by investing activities	$ 0.00	-$ 11,959.35
FINANCING ACTIVITIES		
2301 Capital Premium Financing		-781.27
3000 Opening Balance Equity	0.00	1,257.00
3012 Common Stock:Private Investments	10,000.00	6,995.38
3013 Common Stock:Startengine.com Reg CF Investments		544,648.21
Common Stock Issued (deleted)		
Common Stock Issued (deleted):Common Stock Shares created (deleted)		
Shareholder Draw		-38,137.30
Net cash provided by financing activities	$ 10,000.00	$ 513,982.02
Net cash increase for period	$ 1,859.00	-$ 16,569.17

CERTIFICATION

I, Mark Hanchett, Principal Executive Officer of Atlis Motor Vehicles, hereby certify that the financial statements of Atlis Motor Vehicles included in this Report are true and complete in all material respects.

_____

Principal Executive Officer